SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. COMPLETES ACQUISITION OF SWISS POST

SOLUTIONS’ CUSTOMER LOYALTY MANAGEMENT SUBSIDIARY

February 5, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. ("Snipp"), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announces that it has completed the acquisition of Swiss Post Solutions Ireland Limited (“Swiss Post Ireland”) and acquired (the “Acquisition”) all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the "Purchase Agreement") with Post CH Ltd. ("Swiss Post") dated January 2nd, 2015 and previously announced on January 5, 2015.

The acquisition is expected to contribute upwards of $1.5MM in revenue for FY 2015 and generate positive Net Income. The parties have agreed not to disclose the acquisition price publicly.

Swiss Post Solutions ("SPS"), a subsidiary of Swiss Post, manages paper-based business processes with document processing solutions for its business customers, and provides support for the transition from the physical to the digital world. With approximately 6,400 full-time employees, Swiss Post Solutions operates internationally in all major economic regions. Swiss Post Ireland is SPS's Customer Loyalty Management (“CLM”) business unit based in Ireland, Europe.

Swiss Post Ireland's Catalyst CLM platform is a multi-currency, multi-lingual, cloud-based platform which offers real-time benefits and rewards management, an advanced analytics platform for both reporting and predicting consumer behavior which has sophisticated capabilities for integrating into enterprise customer database and billing systems.

Current customers of Swiss Post Ireland's Catalyst CLM solution include a leading fashion retailer, a major shoe retailer and a chain of petrol station forecourt stores. The platform has been successfully implemented across hundreds of stores and in over ten languages.

The acquisition adds an enterprise-class loyalty management platform to Snipp's expanding shopper marketing, receipt processing and rebate solutions portfolio. In addition to expanding its portfolio, the acquisition gives Snipp an immediate presence in Europe and a talented development team based in Ireland to complement its existing development teams in India and the US. Snipp will quickly integrate its receipt and image validation capabilities to further enhance the value of the platform.

According to Atul Sabharwal, CEO of Snipp, “We are very pleased to have successfully closed our first acquisition. This acquisition is the perfect strategic fit because it gives us a very strong enterprise class offering in the loyalty market and simultaneously expands our geographic footprint. Not only can we bring the technology to our existing clients but this also gives us a new proposition in the retail and retail-related markets which have not been a focus to date.”

“There is a big opportunity for us to expand into brand-based loyalty programs, in addition to the retailer loyalty programs already underway with the Catalyst CLM platform. Traditionally consumer brands have struggled with loyalty programs, as they required cumbersome point-ofsale integrations or expensive ‘code-on-pack’ printing. With this acquisition Snipp can pioneer a new generation of loyalty programs for brands that marry the convenience and flexibility of our SnippCheck receipt processing solution with the enterprise-level robustness and richness of our new CLM platform. We also hope to continue to closely collaborate with SwissPost on a variety of projects in the future,” added Sabharwal.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp's unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp's white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Forward looking information includes but is not limited to statements with respect to the revenue contributions expected from the Acquisition. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com